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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                 Amendment # 6

                         A. P. Green Industries, Inc.
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                                (Name of Issuer)

                        Common Stock, $1.00 Par Value
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                        (Title of Class of Securities)

                                   393059100
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                                 CUSIP Number

      Check the following box if a fee is
      being paid with this statement.                           / /

===============================================================================

CUSIP NO.   393059100
          -------------------

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1)  Names of Reporting Persons                 Mercantile Bancorporation Inc.
    S.S. or I.R.S. Identifica-
    tion Nos. of above Persons                           43-0951744
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                                                            (a)
2)  Check the appropriate Box if a member of a group
                                                            (b)
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3)  SEC Use Only

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4)  Citizenship or Place of Organization                            Missouri

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                  (5) Sole Voting Power                            1,359,929

 Number Of        -------------------------------------------------------------
  Shares
Beneficially      (6) Shared Voting Power                                  0
 Owned by
   Each           -------------------------------------------------------------
 Reporting
  Person          (7) Sole Dispositive Power                         959,389
   With
   Each           -------------------------------------------------------------

                  (8) Shared Dispositive Power                             0

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9)  Aggregate Amount Beneficially Owned by Each Reporting Person   1,359,929<F*>

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10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares

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11) Percent of Class Represented by Amount in Row 9                     16.9%

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12) Type of Reporting Person                                           H. C.

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                                    Page 1 of 5
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[FN]
<F*>  The filing of this Statement on Schedule 13G by Mercantile
Bancorporation Inc. ("MBI") does notconstitute, and should not be construed as, an admission of beneficial ownership of any of thesecurities described herein by it, by its subsidiary Mercantile Bank National Association, or by any trusts for which MBNA is trustee. Nor is the filing of this statement anadmission by any of said parties that they are required to file this statement. In fact, MBI, MBNA, A. P. Green Industries, Inc. 401(k) Plan
- Stock Fund Trust and the A. P. Green Industries, Inc. Hourly Investment Plan-Stock Fund Trust each specifically disclaim beneficial ownership of 1,359,929 shares of A. P. Green Industries, Inc. $1.00 par value Common Stock included below which shares are held in the aforementioned Trusts, with MBNA as Trustee.


Item 1(a)   Name of Issuer:

                  A. P. Green Industries, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

                  Green Boulevard
                  Mexico, Mo 65265

Item 2(a)   Name of Person Filing:

                  This filing is made by Mercantile Bancorporation Inc. as a Parent Holding Company pursuant to section 240.13d-1(b)(ii)(G) on behalf of its subsidiary identified in "Exhibit A" hereto.

Item 2(b)   Address of Principal Business Offices or, if none, Residence:

                  #1 Mercantile Center
                  St. Louis, Missouri 63101

Item 2(c)   Citizenship

                  MBI is a corporation organized and existing under the laws of the State of Missouri, with its principal location in the State of Missouri.

Item 2(d)   Title of Class of Securities:

                  A. P. Green Industries, Inc. Common Stock, $1.00 Par Value Per Share

Item 2(e)   CUSIP Number:

                  393059100

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) { }  Broker or Dealer registered under Section 15 of the Act
            (b) { }  Bank as defined in section 3(a)(6) of the Act
            (c) { }  Insurance Company as defined in section 3(a) (19)
                       of the Act
            (d) { }  Investment Company registered under section 8 of
                       the Investment Company Act
            (e) { }  Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
            (f) { }  Employee Benefit Plan, Pension Fund which is
                       subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or
                       Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
            (g) {x}  Parent Holding Company, in accordance with
                       Section 240.13d-1(b)(ii)(G)
            (h) { }  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)




                                    Page 2 of 5
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
Item 4.      Ownership.

             (a)  Amount Beneficially Owned:                              1,359,929<F1>


             (b)  Percent of Class:                                            16.9%


             (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote              1,359,929
              (ii)  shared power to vote or to direct the vote                    0<F1>
             (iii)  sole power to dispose or to direct the disposition of   959,389
              (iv)  shared power to dispose or to direct the
                    disposition of                                                0<F1>

--------------------
   <F1> 1,359,929 of the shares included above in the shared power to vote and sole power to dispose totals are held by MBI's subsidiary, MBNA, as Trustee for the A. P. Green Industries, Inc. 401(k) Plan-Stock Fund Trust and the A. P. Green Industries, Inc. Hourly Investment Plan-Stock Fund
Trust. Participants in these two trusts have the right to direct the Trustee in the voting of Common Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to voting of allocated shares, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions. The unallocated shares of Common Stock also are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. MBNA disclaims beneficial ownership as to the 1,359,929 shares of Common Stock held by it in its capacity as Trustee of the aforementioned Trusts. The remainder of the shares included above are held by MBNA as trustee in various other trust accounts.


Item 5.     Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

         Over 5% (1,359,929 shares) of the outstanding securities of the class reported herein are held by MBNA as trustee for the A. P. Green Industries, Inc. 401(k) Plan - Stock Fund Trust and the A. P. Green Industries, Inc. Hourly Investment Plan-Stock Fund Trust. Pursuant to the terms of the A. P. Green Industries, Inc. 401(k) Plan - Stock Fund Trust and the A. P. Green Industries, Inc. Hourly Investment Plan-Stock Fund Trust and the related plans, participants are entitled to receive certain distributions of assets held by the aforementioned Trusts. Such distributions may include dividends in or proceeds from the sale of the shares of Common Stock reflected in this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         See Exhibit A

Item 8.     Identification and Classification of Members of the Group.

         Not Applicable

Item 9.     Notice of Dissolution of Group.

         Not Applicable


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Item 10.    Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.



Dated:
---------------------------------------

Mercantile Bancorporation Inc.





By:
---------------------------------------
Janie Greenwood Harris, Senior Attorney


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                          EXHIBIT A




Item 7.     Identification of Relevant Subsidiaries


            Name                              Item 3 Classification
      --------------------------------------------------------------
      Mercantile Bank N.A.                      Bank

      Mercantile Trust Company N.A.             Trust Company


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